Filed by ICICI Bank Limited
                                              Pursuant to Rule 165 and Rule 425
                                               under the Securities Act of 1933

                                                 Subject Company: ICICI Limited
                                                  Commission File No. 001-14954



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ICICI                                                         ICICI Bank
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News Release                                                    October 25, 2001


Boards of ICICI and ICICI Bank Approve Merger


The Board of Directors of ICICI Limited (NYSE: IC) and the Board of Directors of ICICI Bank Limited (NYSE: IBN) in separate meetings today at Mumbai, approved the merger of ICICI with ICICI Bank. The merger of two wholly-owned subsidiaries of ICICI, ICICI Personal Financial Services Limited and ICICI Capital Services Limited, with ICICI Bank was also approved by the respective Boards. The proposal has been submitted to the Reserve Bank of India (RBI) for its consideration and approval, and shall be subject to various other approvals, including the approval of the shareholders of the respective companies, the High Courts of Mumbai and Gujarat, and the Government of India as may be required. Consequently, the Appointed Date of merger is proposed to be March 31, 2002, or the date from which RBI's approval becomes effective, whichever is later. The Scheme of Amalgamation ("the Scheme") approved by the respective Boards envisages a share exchange ratio of one domestic equity share of ICICI Bank for two domestic equity shares of ICICI. As each American Depositary Share (ADS) of ICICI represents five domestic equity shares while each ADS of ICICI Bank represents two domestic equity shares, the ADS holders of ICICI would be issued five ADS of ICICI Bank in exchange for four ADS of ICICI.

The share exchange ratio approved by the Boards of the two entities was based on a valuation process incorporating international best practices in respect of a merger of two affiliate companies. JM Morgan Stanley was appointed by ICICI to advise it on a fair exchange ratio, while ICICI Bank appointed DSP Merrill Lynch for the same purpose. Thereafter, ICICI and ICICI Bank jointly appointed the leading accounting firm, Deloitte, Haskins & Sells to recommend the final share exchange ratio to the Boards of the two entities. The share exchange ratio has been determined in accordance with best practices in valuation, using the relative market prices, discounted cash flows and book values. Davis Polk & Wardwell are the international legal counsel and Amarchand & Mangaldas & Suresh
A. Shroff & Co. are the domestic legal counsel for the merger.

The Scheme will be filed before the High Courts of Mumbai and Gujarat and subsequently placed for approval at the meetings of shareholders of the respective companies. ICICI and ICICI Bank have submitted to RBI the proposal for the merger and compliance with


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regulatory norms applicable to banks, and would adhere to RBI's decision in the matter.

The merged entity would be the second largest bank in India with total assets of about Rs. 95,000 crore (proforma at September 30, 2001), 396 existing branches/ extension counters of ICICI Bank, 140 existing retail finance offices and centres of ICICI, and 8,275 employees. The merged entity would leverage on its large capital base, comprehensive suite of products and services, extensive corporate and retail customer relationships, technology-enabled distribution architecture, strong brand franchise and vast talent pool. The retail segment will be a key driver of growth for the merged entity, with respect to both assets and liabilities. The merged entity's competitive edge in the financial system is reflected in the combined cost-to-income ratio of 27 per cent (proforma for the half-year ended September 30, 2001), which compares favourably with that of other Indian banks of comparable size and scale of operations.

The merger is expected to be beneficial to shareholders of both entities. The merger would enhance value for shareholders of ICICI through the merged entity's access to low-cost deposits, greater opportunities for earning fee-based income and the ability to participate in the payments system and provide transaction-banking services. The merger would enhance value for shareholders of ICICI Bank through the large capital base and scale of operations, access to ICICI's strong corporate relationships built up over five decades, entry into new business segments, higher market share in various business segments, particularly fee-based services, and access to the vast talent pool of ICICI and its subsidiaries. The process of integration between ICICI Bank and ICICI is expected to be smooth due to the strong synergies between the two entities.

Consequent to the merger of ICICI with ICICI Bank, the Board of Directors of ICICI Bank is proposed to be reconstituted in compliance with the Banking Regulation Act, 1949 and in accordance with best practices in corporate governance. It is proposed that the Board of Directors of the merged entity would be headed by Mr. N. Vaghul as the non-executive Chairman. The executive management at the Board level would comprise Mr. K. V. Kamath as Managing Director and Chief Executive Officer, Mr. H. N. Sinor and Mrs. Lalita D. Gupte as Joint Managing Directors and Mrs. Kalpana Morparia, Mr. S. Mukherji, Mrs. Chanda D. Kochhar and Dr. Nachiket M. Mor as Executive Directors. The executive management at the Board level would not constitute more than one-half of the total strength of the Board.


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ICICI currently holds 46% of the paid-up equity share capital of ICICI Bank.
This holding would not be cancelled under the scheme of amalgamation. It is proposed to be held in trust for the benefit of the merged entity, and divested through appropriate placement in fiscal 2003. The proceeds from the divestment will accrue to the merged entity.

At the time of the merger, ICICI Bank would align the Indian GAAP accounting policies of ICICI to those of ICICI Bank, including a higher general provision against standard assets. Further, in accordance with international best practices in accounting, ICICI Bank has decided to adopt the "purchase method" of accounting, which is mandatory under US GAAP, to account for the merger under Indian GAAP as well. ICICI's assets and liabilities will therefore be fair valued for the purpose of incorporation in the accounts of ICICI Bank on the Appointed Date.

Full compliance with the prudential norms applicable to banks on all of ICICI's existing liabilities is likely to have some adverse impact on the overall profitability of both entities in fiscal 2002.

In 1998, ICICI had set up the Special Asset Management Group for focus on recovery and resolution of credit exposures, where the operations of the borrower companies had been adversely impacted due to systemic or other factors. This initiative has yielded significant benefits, due to the creation of a focussed team of professionals and development of the specialised skill sets essential for asset resolution. ICICI is exploring several options for the creation of an asset reconstruction company, which would own and manage non-performing loans. ICICI proposes to work actively with the Government of India, RBI and other institutions and banks to create an enabling framework for an industry-wide mechanism that would maximise the economic value of distressed assets in the financial system.

About ICICI

ICICI is a diversified financial services provider, which along with its various subsidiaries and affiliates, offers a range of products and services to its corporate and retail customers, and operates as a virtual "universal bank". At September 30, 2001, ICICI had total assets of Rs. 74,371 crore and shareholders' equity of Rs. 8,777 crore. ICICI's shares are listed on the Stock Exchanges at Mumbai, Kolkata,


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New Delhi, Chennai, Vadodara, Mangalore, Bangalore and on the National Stock
Exchange. ICICI's ADSs are listed on the New York Stock Exchange.

About ICICI Bank

ICICI Bank is a leading technology-oriented private sector bank with assets of Rs. 20,809 crore and shareholders' equity of Rs. 1,444 crore at September 30, 2001. At September 30, 2001, the Bank had a network of 396 branches and extension counters, and India's largest ATM network with 601 ATMs. ICICI Bank's shares are listed on the Stock Exchanges at Mumbai, Kolkata, New Delhi, Chennai, Vadodara and on the National Stock Exchange. ICICI Bank's ADSs are listed on the New York Stock Exchange.

About ICICI Personal Financial Services

ICICI Personal Financial Services is a wholly-owned subsidiary of ICICI, and is engaged in the distribution and servicing of various retail credit products and other services offered by ICICI and ICICI Bank.

About ICICI Capital Services

ICICI Capital Services is a wholly-owned subsidiary of ICICI, and is the largest distributor of financial and investment products in India. ICICI Capital Services also provides front-office services to the retail and semi-retail investors of ICICI, and undertakes the management of the various ICICI Centres set up by ICICI.

For further press queries, contact:

Madhvendra Das at 91-22-653 6124 or email at das@icici.com
                                             -------------

For investor queries, contact:

Rakesh Jha at 91-22-653 8902 or Sandeep Guhagarkar at 91-22-653 6157 or email at ir@icici.com
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Additional Information and Where to Find It

ICICI Limited and ICICI Bank expect to make available Notice of the Shareholders' Meeting, a copy of the Scheme of Amalgamation and an Information Statement or Prospectus to shareholders of ICICI Limited and ICICI Bank and to investors in each company's ADSs. These documents contain important information about the merger. Shareholders and investors in the ADS are urged to read these documents carefully when they are available.

Free copies of these documents may also be obtained from ICICI Limited and ICICI Bank.

ICICI Limited's and ICICI Bank's filings with the Securities and Exchange Commission (SEC) are also available to the public from commercial document-retrieval services or from the website maintained by the SEC at www.sec.gov

Forward-Looking Statements

This press release contains forward-looking statements based on the current beliefs and expectations of ICICI Limited's and ICICI Bank's management and are subject to significant risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations and statements preceded by, followed by or that include the words "expected", "would be", "would enhance", "would facilitate" or similar expressions. Actual results may differ from those set forth in the forward-looking statements. These uncertainties include: the ability to obtain RBI, governmental and other approvals for the merger on the proposed terms and schedule; the failure of ICICI Limited and ICICI Bank shareholders to approve the merger or the failure of the High Courts of Mumbai or Gujarat to approve the Scheme of Amalgamation; the impact of the regulations applicable to banks under Indian law to which the business being conducted by ICICI would for the first time become subject consequent to the merger; the risk that the businesses will not be integrated as swiftly as planned; the risk that the revenue synergies and cost savings from the merger may not be fully realized or may take longer to realize than expected; disruption of the merger making it more difficult to maintain relationships with clients, employees or suppliers; the effect of economic conditions and interest rates on a national, regional or international basis and market volatility in the securities markets or foreign exchange rates or indices; the risk of new and changing regulation in India and internationally; competitive pressures in the financial services industries; and unfavourable political or other developments in Indian or international markets. These uncertainties may have an adverse effect on the results of ICICI Limited's and ICICI Bank's operations, financial condition, liquidity and the price of ICICI Limited's and ICICI Bank's equity shares and ADS. Additional factors that could cause ICICI Limited's and ICICI Bank's results to differ materially from those described in the forward-looking statements can be found in the 2001 Annual Reports on Form 20-F of ICICI Limited and ICICI


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Bank, filed with the SEC and will be contained in the Information Statement or
Prospectus.


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